SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

News Release

Aviva plc Interim Results Statement

6 months to 30 June 2012

9 August 2012

■ Interim operating profit before restructuring costs down 2%

■ Interim operating profit after restructuring costs down 10%

- Impact of restructuring costs, foreign exchange, UK weather

■ £876 million writedown of US goodwill

■ Dividend held at 10p per share

Dear shareholders,

Aviva plc today announced its interim results for the first half of 2012.

Operating profit (including restructuring costs) was down 10% to £935 million1 (HY11 £1,035 million) as a result of the sale of RAC, adverse foreign exchange movements, the adverse impact of recent UK weather and higher restructuring costs as we implement the strategic plan. Interim operating profit before restructuring costs was down 2% to £1,121 million.

There was a net loss after tax of £681 million (HY11 profit after tax: £465 million). At the half year we concluded that it was necessary to write down £876 million of goodwill and intangibles in our US business.

The interim dividend is held at 10p per share.

General insurance operating profit has marginally improved with a combined operating ratio of 95.5%. Life insurance operating profit was lower overall, with stable operating profits in the UK, our largest market, offset by lower profits from overseas, mainly from the eurozone.

Aviva's capital position is ahead of full year 2011. At 30 June 2012 our group economic capital surplus was £4.5 billion (ratio: c.140%) and the IGD solvency surplus was £3.1 billion (ratio: c.150%).

In July, we announced our revised strategic plan and execution is on track. The first priority remains to build Aviva's financial strength. In the second quarter we reduced our Italian sovereign bond holdings by just under €2 billion2. In July we sold 21% of Delta Lloyd, bringing our holding below 20%. We expect to announce further progress in the delivery of our plan in the second half of the year.

We have also committed to reduce the cost base by £400 million. We have already removed the regional layer of our structure, reduced the number of management layers and have made substantive changes to promote a sharper performance ethic across the group.

While this has been a challenging first half, we are taking the necessary actions to improve our position going forward. This environment is likely to continue and therefore we expect second half performance trends to be broadly similar to the first six months, but with higher restructuring costs as we implement our strategic plan.

John McFarlane, Chairman

1 All numbers are on a continuing basis, which for the comparative period excludes Delta Lloyd as a discontinued operation.
2 This is equivalent to a reduction in shareholder exposure in participating and shareholder funds, net of minority interests and market movements of just under £1 billion.

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Key financial highlights

IFRS basis	6 months 2012 £m	6 months 2011 £m	Sterling % change
Life business	1,010	1,082	(7)%
General insurance and health	461	455	1%
Fund management	38	42	(10)%
Other operations	(102)	(81)	(26)%
Corporate centre	(64)	(66)	3%
Group debt and other interest costs	(334)	(321)	(4)%
Operating profit before tax (excluding Delta Lloyd as an associate) - continuing operations	1,009	1,111	(9)%
Share of operating profit (before tax) of Delta Lloyd, as an associate	112	35	220%
Operating profit before tax - continuing operations	1,121	1,146	(2)%
Operating profit before tax - discontinued operations	-	191	(100)%
Operating profit before tax	1,121	1,337
Operating profit before tax (after restructuring costs) - continuing operations	935	1,035	(10)%

(Loss)/profit after tax - continuing operations	(681)	465

(Losses) / earnings per share	(26.0p)	4.1p
Operating profit per share - continuing operations	23.4p	25.8p	(9)%
Interim dividend per share	10.0p	10.0p
Operating capital generated	0.9bn	0.8bn	13%

	30 June 2012	31 December 2011	Sterling % change
Estimated IGD solvency surplus	3.1bn	2.2bn	41%
IFRS net asset value per share	395p	435p	(9)%
MCEV net asset value per share	421p	441p	(5)%
Estimated economic capital surplus*	4.5bn	3.6bn	25%
Return on equity	10.7%	12.0%	(1.3pp)

	Operating profit
Life business (continuing operations)	6 months 2012 £m	6 months 2011 £m	Sterling% change
United Kingdom	469	460	2%
Ireland	8	32	(75)%
France	151	166	(9)%
United States	113	109	4%
Spain	94	109	(14)%
Italy	70	72	(3)%
Other	(1)	3	(133)%
Poland	74	90	(18)%
Asia and other	32	41	(22)%
Total life operating profit	1,010	1,082	(7)%

	Operating profit			GI COR
General Insurance and Health (continuing operations)	6 months 2012 £m	6 months 2011 £m	6 months 2012%	6 months 2011%
United Kingdom & Ireland	234	280	98%	97%
France	43	50	92%	92%
Canada	173	118	90%	96%
Italy and Other	19	14
Higher Growth markets	(8)	(7)	115%	108%
Total general insurance and health (continuing operations)	461	455	95.5%	96.3%

*   The economic capital surplus represents an estimated unaudited position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Pension scheme risk is allowed for through five years of stressed contributions.

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Chief financial officer's review

Focus, strengthen, perform
Operating profit (including restructuring costs) was down 10% in the first six months of 2012. Whilst general insurance and health operating profits are marginally up, this has been offset by lower returns from life insurance.

In July we set out our strategic priorities and we are delivering against them: narrowing the scope of our business, building financial strength and improving financial performance.

The interim dividend is held at 10p per share.

Operating profit down...
Operating profit was £1,121 million (HY11: £1,337 million). Within this total Delta Lloyd accounted for £112 million. Operating profit on a continuing basis3, including £186 million of restructuring costs (HY11: £111 million), was down 10% at £935 million (HY11: £1,035 million).

The reduction in operating profit was driven by higher restructuring costs, a lower result from life business and adverse foreign exchange movements. This was partially offset by increased profit in general insurance and health, which improved despite the sale of RAC and higher weather related claims. The table below details the operating profit reconciliation (on a continuing basis) between half year 2011 and half year 2012.

£m
IFRS basis operating profit after restructuring costs HY11	1,035
6 months of Delta Lloyd as an associate in 2012 vs. 2 months in 2011	77
RAC disposal	(49)
Weather (compared to 2011)	(62)
Foreign exchange movements	(33)
Profit increase	42
Increased restructuring costs	(75)
Operating profit after restructuring costs HY12	935

The annualised return on equity was 10.7% (FY11: 12.0%) driven by lower profit over the reporting period.

...with operating capital generation on track
In the first half of 2012 Aviva generated £0.9 billion of operating capital (HY11: £0.8 billion). Operating capital generation from the in-force life portfolio was stable at £1.0 billion and general insurance contributed £0.3 billion. This was offset by capital investment in new business of £0.4 billion  (HY11: £0.5 billion), which was lower than the prior year due to a reduction in life new business volumes.

Life insurance profit lower...
Operating profit from our life insurance business was down 7% to £1,010 million (HY11: £1,082 million). The fall in operating profit was driven by adverse foreign exchange movements and by lower returns in the eurozone as a result of challenging trading conditions.

There are a number of components to the reduction in life operating profit. Overall IFRS income for our life business was down 1% while expenses fell 3% giving a small improvement in overall net income. Offsetting this there has been an increase in other items including higher deferred acquisition costs (DAC) amortisation particularly in the US.

Within total income the most significant component is investment return at £1,322 million (HY11: £1,299 million). Lower unit-linked margins, driven by lower average reserves have been more than offset by increases in spread margins.

Underwriting margin fell by 6% to £359 million (HY11: £381 million). New business income contributed £457 million (HY11: £471 million) with a small improvement in profitability offset by a reduction in business volumes.

There were outflows for life business of £3.1 billion, two thirds of which reflected the maturing of the UK with-profits portfolio. This was more than offset by positive market and other movements to give an overall positive movement of £1.0 billion.

The life new business IRR was 13.6% (HY11: 14.3%). There have been reductions in some developed markets, particularly Ireland and Spain, while the IRR for higher growth markets has been stable.

In the UK life insurance business, operating profit increased 2% to £469 million. Excluding one-off items of £74 million, underlying profits of £395 million were in line with HY11 (HY11: £390 million, excluding £70 million of one-off items). Operating capital generation improved to £381 million (HY11: £187 million) reflecting profits in the reporting period and the benefit from a reinsurance transaction. Annualised return on capital employed declined to 16.1% (FY11: 17.3%).

We continue to build our customer franchise in the UK. In the first six months we reinforced our position as a leading UK provider of life insurance products by signing an exclusive five year distribution agreement with Tesco Bank for the sale of protection products.

In Ireland life operating profit fell from £32 million to £8 million impacted by the closure to new business of our joint venture with AIB on 31 March 2012 and adverse market and economic conditions. As expected, our businesses in the eurozone have experienced difficult trading conditions due to the economic environment. This, and the decline in value of the euro, has impacted profitability across the markets.

In France life operating profit was down 9% to £151 million. This fall was driven by the weaker euro, lower income from our wealth management business, reflecting the impact of adverse market movements in 2011 on opening funds under management, and lower sales in our two non-life subsidiary companies. Annualised return on capital employed declined to 10.6% (FY11: 12.4%).

In Spain we have a good business operating in a difficult economy. Operating profit fell by 14% to £94 million as a result of subdued market conditions, the weaker euro and a favourable reserving release in the prior period. The underlying performance remained broadly stable as lower expenses offset a fall in sales. Annualised return on capital employed declined slightly to 11.4% (FY11: 11.5%). In response to the difficult market conditions we have been diversifying our product mix and during the first six months of 2012 we became market leader in the individual protection market.

In Italy, where we are focusing on improving financial performance in difficult trading conditions, life operating profit was broadly static at £70 million, as lower new business expenses offset the impact of lower sales, which partially reflects ongoing actions to reduce the sales of capital intensive products. Annualised return on capital employed improved to 7.6% (FY11: 5.9%).

3. From this point, all comparative data is shown for continuing operations.
_____________________________

In the US operating profit increased 4% to £113 million, as increased spread earnings in 2012 have more than offset the impact of increased DAC amortisation and a beneficial one-off DAC adjustment in 2011. Annualised return on capital employed improved to 3.8% (FY11: 2.0%).

In Poland life operating profit was down by 18% to £74 million due to weakening of the Polish zloty and lower unit-linked income as a result of legislative changes to pensions business. Annualised return on capital employed was 45.5% (FY11: 48.8%). We have focused the sales force on more profitable unit-linked and protection business which has resulted in a positive movement in mix.

In our higher growth markets in Asia, life operating profit fell 21% to £30 million, particularly driven by China where there was a one-off charge in the year. There was growth in our life business in Singapore but this was more than offset by the impact of lower profits in other markets.

...partly offset by higher general insurance profit
General insurance and health operating profit increased marginally by 1% to £461 million (HY11: £455 million). Excluding RAC, profit was up 14%. This is a result of good performances in both the UK and Canada driven by the continued progress we have made in underwriting, claims and cost management. The combined operating ratio (COR) improved to 95.5% (HY11: 96.3%).

In the UK general insurance business, excluding RAC, operating profit increased on a like-for-like basis by 17% and includes £40 million of weather-related claims costs in June. This improvement was due to our continued focus on pricing and cost management and the benefits of the action we took last year to exit poorly performing business lines, particularly in commercial motor. The combined operating ratio was 97% (HY11: 96%; 98% excluding RAC). Total net written premiums were down 6% to £2,087 million and up 5% on an underlying basis when the contributions from RAC and a one-off corporate partner deal are excluded from half year 2011. Personal motor premiums excluding RAC have grown 13% as a result of new initiatives such as Quotemehappy and MultiCar insurance. In Ireland operating profit fell from £24 million to £3 million, reflecting adverse weather claims, increased costs and difficult economic conditions.

In Canada sophisticated pricing and underwriting combined with the benefits of benign weather led to a particularly strong performance during the first six months of 2012. Operating profit increased 47% to £173 million and the combined operating ratio improved by 6pp to 90%.Net written premiums increased 5% to £1,081 million reflecting rate increases, higher retention and new business wins. Our business remains strong - we have more than 3 million customers and we have grown our customer numbers by 45,000 since HY11.

In France general insurance and health operating profit decreased 14% to £43 million, mainly as a result of adverse weather in February 2012, partly offset by favourable claims experience. This contributed to a marginal deterioration in the combined operating ratio to 92.4%. Net written premiums were broadly level at £581 million.

In some of our smaller general insurance markets operating performance was weak and we remain focused on improving their financial performance.

Fund management
Total funds under management were £342 billion (FY11: £337 billion).

Aviva Investors' fund management operating profit fell to £34 million (HY11: £39 million).  Aviva Investors won mandates in the UK, Middle East and North America, generating net funded external sales of £1.6 billion (HY11: £2.5 billion) after redemptions of £0.5 billion following Aviva Investors' decision to reduce focus on the Financial Institutions sector. A programme is underway to improve the financial performance of this business.

Loss after tax
There was a loss after tax of £681 million (HY11 profit after tax: £465 million). Included in this amount is operating profit of £1,121 million (HY11: £1,146 million). The largest drivers of the overall loss were the impairment of goodwill and intangibles of £876 million related to our US business, adverse non-operating items in Delta Lloyd of £523 million (principally relating to movements in the Delta Lloyd Group (DLG) curve), adverse life investment variances of £212 million and integration and restructuring costs, partly offset by the reversal of impairments recognised at FY11 on our investment in Delta Lloyd.

The loss per share was 26.0p (HY11: Earnings per share: 4.1p).

Net asset value
IFRS NAV per share was 395p (FY11: 435p) reflecting the loss after tax, payment of the final dividend and adverse foreign exchange movements.

The MCEV NAV was 421p (FY11: 441p) impacted by similar factors.

Capital management
One of Aviva's strategic priorities is to build the company's financial strength and we have a new target economic capital level* of 160% - 175% of required capital. This will be achieved through disposals, reallocating capital to businesses with higher returns and a number of risk management actions including hedging, reinsurance and reduced product guarantees.

The estimated economic capital surplus* at 30 June 2012 was £4.5 billion (FY11: £3.6 billion), with coverage of c140% (FY11:130%).

On a pro forma basis, the estimated economic capital surplus*  (including the contribution from the disposal of 21% of Delta Lloyd on 6 July 2012) is £4.7 billion, with coverage of 142% (FY11: £3.6 billion, ratio c130%).

The group estimated IGD solvency surplus was £3.1 billion at 30 June 2012 (FY11: £2.2 billion) with the improvement mainly as a result of market movements.

In early July we sold a further 21% of our stake in Delta Lloyd for net cash proceeds of £313 million. This takes Aviva's total shareholding to just under 20%. The partial disposal strengthens our balance sheet and also improves our economic capital and IGD solvency coverage ratios.

Group liquidity includes direct access to £1.4 billion of liquid assets (FY11: £1.5 billion) and we continue to have £2.1 billion of undrawn committed credit facilities provided by a range of leading international banks.

_____________________

Sovereign portfolio
Our direct shareholder exposure (net of non-controlling interests) to the debt securities of the governments of Greece, Portugal, Ireland, Italy and Spain (including local authorities and government agencies) has reduced to £1.0 billion (FY11: £1.3 billion).

Focus, strengthen, perform
In July we outlined our revised strategic plan and we are on track with its implementation. Our strategic priorities are to narrow Aviva's focus, build financial strength and improve financial performance.

We are focusing on those business segments where we can deliver attractive returns. We are reducing the cost base by £400 million and have already removed the regional layer of Aviva's structure, reduced the number of management layers and have taken steps to develop a sharper performance ethic across the group.

Although trading conditions in a number of our major markets will continue to be challenging throughout 2012 we have a clear strategy which we are delivering against. We are confident we will succeed.

Patrick Regan
Chief financial officer

*The economic capital surplus represents an estimated unaudited position. the capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Pension scheme risk is allowed for through five years of stressed contributions.

__________________________________

Notes to editors
Income statements and cash flows of foreign entities are translated at average exchange rates while their balance sheets are translated at the closing exchange rates on 30 June 2012, 2011 and 31 December 2011 respectively. The average rates employed in this announcement are 1 euro = £0.82 (6 months to 30 June 2011:
1 euro = £0.87, 12 months to 31 December 2011 euro = £0.87) and US$1 = £0.63 (6 months to 30 June 2011: US$1 = £0.62, 12 months to 31 December 2011: US$1 = £0.63).
          Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the presentation include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; a cyclical downturn of the insurance industry; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; the impact of catastrophic events on our business activities and results of operations; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report Form 20-F as filed with the SEC on 21 March 2012. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings	Contents
Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 David Elliot +44 (0)207 662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sue Winston +44 (0)20 7662 8221	Media conference call 0730 hrs BST Analyst presentation 0930 hrs BST Presentation slides available at www.aviva.com from 0700 hrs BST Live webcast www.aviva.com	Overview 1 Financial supplement 1 IFRS 37 New business 79 Capital management 85 Analysis of assets 99 Glossary 115 Shareholder services 120 MCEV supplement 2

END OF PART 1 OF 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 August, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary